# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIVITAS RESOURCES, INC., CIK 0001509589
CUSIP: 17888H103
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 555 17th Street, Suite 3700, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 01/30/2026
Amends the filing with accession number 0001104659-21-138202
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Pierre Abinakle, CPPIB, CPPIB Crestone Peak Resources Canada Inc, One Queen Street East, Suite 2500, Toronto, Ontario Canada (A6), M5C 2W5, 416-868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CPPIB Crestone Peak Resources Canada Inc. (CIK 0001891248): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: CIVITAS RESOURCES, INC.
Address of issuer's principal executive offices: 555 17th Street, Suite 3700, Denver, Colorado (CO), 80202

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
SM Energy Merger
On January 30, 2026 (the "Closing Date"), pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement") dated as of November 2, 2025, by and among the Issuer, SM Energy Company ("SM Energy"), and Cars Merger Sub, Inc., a direct wholly owned subsidiary of SM Energy ("Merger Sub"), (i) Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of SM Energy (the "First Merger"), and (ii) immediately following the First Merger, the Issuer merged with and into SM Energy, with SM Energy continuing as the surviving corporation (the "Second Merger" and, together with the First Company Merger, the "Mergers").

Immediately following the First Merger, each eligible share of Issuer Common Stock (the "Common Stock") was converted automatically into the right to receive 1.45 shares of SM Energy common stock, with cash paid in lieu of the issuance of any fractional shares of SM Energy common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
As of the Closing Date, the Reporting Persons do not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Covered Persons, has effected any transaction during the past 60 days in the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Closing Date, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Pierre Abinakle / Managing Director, Head of Compliance (02/03/2026)
- CPPIB Crestone Peak Resources Canada Inc.: /s/ Brian Savage, Brian Savage / Secretary (02/03/2026)